AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 12, 2016

FILE NO. 002-86082

FILE NO. 811-03833-01

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933	☑
Post-Effective Amendment No. 89

AND

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940	☑
Amendment No. 90

MAINSTAY VP FUNDS TRUST

(exact name of registrant as specified in charter)

51 MADISON AVENUE,

NEW YORK, NEW YORK 10010

(address of principal executive office)

REGISTRANT’S TELEPHONE NUMBER: (212) 576-7000

Copy to:

J. Kevin Gao, Esq. MainStay VP Funds Trust 30 Hudson Street Jersey City, NJ 07302	Thomas C. Bogle, Esq. Corey F. Rose, Esq. Dechert LLP 1900 K Street, NW Washington, DC 20006

(NAME AND ADDRESS OF AGENT FOR SERVICE)

It is proposed that this filing will become effective

☒	immediately upon filing pursuant to paragraph (b) of Rule 485
☐	on ___________, pursuant to paragraph (b)(1) of Rule 485
☐	60 days after filing pursuant to paragraph (a)(1) of Rule 485
☐	on , pursuant to paragraph (a)(1) of Rule 485
☐	75 days after filing pursuant to paragraph (a)(2) of Rule 485
☐	on pursuant to paragraph (a)(2) of Rule 485

If appropriate, check the following box:

☐	This Post-Effective Amendment designates a new effective date for a previously filed post-effective amendment.

Item 28.	EXHIBITS

a.	Declaration of Trust

1.	Amended and Restated Declaration of Trust, dated as of August 19, 2016 – Filed herewith

b.	By-Laws

1.	By-Laws of the Registrant dated December 15, 2010, as Amended and Restated June 4, 2015 – Previously filed with Post-Effective Amendment No. 88 as Exhibit (b)(1) on May 2, 2016*

c.	Instruments Defining Rights of Security Holders

1.	See the Declaration of Trust and the By-Laws (see above)

d.	Investment Advisory Contracts

1.	Amended and Restated Management Agreement dated May 1, 2015 between the Registrant and New York Life Investment Management LLC – Previously filed with Post-Effective Amendment No. 80 as Exhibit (d)(1) on May 1, 2015*

a.	Amendment dated January 15, 2016 – Previously filed with Post-Effective Amendment No. 88 as Exhibit (d)(1)(a) on May 2, 2016*

b.	Amendment dated May 1, 2016 – Previously filed with Post-Effective Amendment No. 88 as Exhibit (d)(1)(b) on May 2, 2016*

2.	Subadvisory Agreement dated March 27, 2013 between New York Life Investment Management LLC and Epoch Investment Partners, Inc. – Previously filed with Post-Effective Amendment No. 70 as Exhibit (d)(2) on April 16, 2013*

a.	Amendment dated February 29, 2016 – Previously filed as Exhibit (d)(2)(a) to Post-Effective Amendment No. 94 to MainStay Funds Trust’s Registration Statement on June 20, 2016*

b.	Amendment dated March 25, 2016 – Previously filed as Exhibit (d)(2)(b) to Post-Effective Amendment No. 94 to MainStay Funds Trust’s Registration Statement on June 20, 2016*

c.	Amendment dated May 1, 2016 – Previously filed as Exhibit (d)(2)(c) to Post-Effective Amendment No. 94 to MainStay Funds Trust’s Registration Statement on June 20, 2016*

d.	Amendment dated June 30, 2016 – Previously filed as Exhibit (d)(2)(d) to Post-Effective Amendment No. 100 to MainStay Funds Trust’s Registration Statement on September 12, 2016*

3.	Subadvisory Agreement dated April 29, 2011 between New York Life Investment Management LLC and Institutional Capital LLC – Previously filed with Post-Effective Amendment No. 56 as Exhibit (d)(3) on April 29, 2011*

4.	Subadvisory Agreement dated April 29, 2011 between New York Life Investment Management LLC and MacKay Shields LLC – Previously filed with Post-Effective Amendment No. 56 as Exhibit (d)(4) on April 29, 2011*

a.	Assignment and Assumption Agreement dated July 1, 2011 – Previously filed with Post-Effective Amendment No. 66 as Exhibit (d)(4)(a) on April 11, 2012*

b.	Interim Subadvisory Agreement dated January 15, 2016 (for VP ARMS only) – Previously filed with Post-Effective Amendment No. 88 as Exhibit (d)(4)(b) on May 2, 2016*

c.	Form of Amendment dated April 5, 2016 – Previously filed with Post-Effective Amendment No. 88 as Exhibit (d)(4)(c) on May 2, 2016*

d.	Amendment dated May 1, 2013 – Filed herewith

e.	Amendment dated May 1, 2015 – Filed herewith

5.	Subadvisory Agreement dated April 29, 2011 between New York Life Investment Management LLC and Madison Square Investors LLC – Previously filed with Post-Effective Amendment No. 56 as Exhibit (d)(5) on April 29, 2011*

a.	Assignment and Assumption Agreement dated July 1, 2011 – Previously filed with Post-Effective Amendment No. 66 as Exhibit (d)(5)(a) on April 11, 2012*

b.	Amendment dated July 1, 2011 – Previously filed with Post-Effective Amendment No. 66 as Exhibit (d)(5)(b) on April 11, 2012*

c.	Amendment dated May 1, 2013 – Previously filed with Post-Effective Amendment No. 74 as Exhibit (d)(6)(c) filed on April 10, 2014*

d.	Form of Amendment dated May 1, 2014 – Previously filed with Post-Effective Amendment No. 74 as Exhibit (d)(6)(d) filed on April 10, 2014*

e.	Amendment dated January 13, 2015 – Previously filed with Post-Effective Amendment No. 79 as Exhibit (d)(5)(e) on April 14, 2015*

f.	Interim Subadvisory Agreement dated January 15, 2016 (VP ARMS only) – Previously filed with Post-Effective Amendment No. 88 as Exhibit (d)(5)(f) on May 2, 2016*

g.	Amendment dated May 1, 2016 – Filed herewith

h.	Interim Subadvisory Agreement dated July 29, 2016 between New York Life Investment Management LLC and Cornerstone Capital Management Holdings LLC – Filed herewith

6.	Subadvisory Agreement dated April 29, 2011 between New York Life Investment Management LLC and Winslow Capital Management Inc. – Previously filed with Post-Effective Amendment No. 56 as Exhibit (d)(6) on April 29, 2011*

a.	Amendment dated December 14, 2011 – Previously filed with Post-Effective Amendment No. 66 as Exhibit (d)(6)(a) on April 11, 2012*

b.	Amendment dated February 28, 2016 – Previously filed with Post-Effective Amendment No. 88 as Exhibit (d)(6)(b) on May 2, 2016*

7.	Subadvisory Agreement dated January 20, 2012 between New York Life Investment Management LLC and Eagle Asset Management, Inc. – Previously filed with Post-Effective Amendment No. 66 as Exhibit (d)(9) on April 11, 2012*

8.	Subadvisory Agreement dated January 20, 2012 between New York Life Investment Management LLC and Janus Capital Management LLC – Previously filed with Post-Effective Amendment No. 66 as Exhibit (d)(10) on April 11, 2012*

9.	Subadvisory Agreement dated February 2, 2012 between New York Life Investment Management LLC and Massachusetts Financial Services Company – Previously filed with Post-Effective Amendment No. 66 as Exhibit (d)(11) on April 11, 2012*

10.	Subadvisory Agreement dated February 3, 2012 between New York Life Investment Management LLC and Pacific Investment Management Company LLC – Previously filed with Post-Effective Amendment No. 66 as Exhibit (d)(12) on April 11, 2012*

11.	Subadvisory Agreement dated February 13, 2012 between New York Life Investment Management LLC and T. Rowe Price Associates, Inc. – Previously filed with Post-Effective Amendment No. 66 as Exhibit (d)(13) on April 11, 2012*

12.	Subadvisory Agreement dated January 20, 2012 between New York Life Investment Management LLC and Van Eck Associates Corporation – Previously filed with Post-Effective Amendment No. 66 as Exhibit (d)(14) on April 11, 2012*

13.	Reserved

14.	Subadvisory Agreement dated January 13, 2015 between New York Life Investment Management LLC and Candriam Belgium – Previously filed with Post-Effective Amendment No. 79 as Exhibit (d)(14) on April 14, 2015*

15.	Subadvisory Agreement dated May 1, 2015 between New York Life Investment Management LLC and Cushing Asset Management, LP – Filed herewith

a.	Interim Subadvisory Agreement dated January 15, 2016 (VP ARMS only) – Previously filed with Post-Effective Amendment No. 88 as Exhibit (d)(15)(a) on May 2, 2016*

b.	Amendment dated April 5, 2016 – Previously filed with Post-Effective Amendment No. 88 as Exhibit (d)(15)(b) on May 2, 2016*

16.	Subadvisory Agreement dated May 1, 2014 between New York Life Investment Management LLC and NYL Investors LLC – Previously filed with Post-Effective Amendment No. 80 as Exhibit (d)(17) on May 1, 2015*

a.	Amendment dated May 1, 2015 – Filed herewith

17.	Interim Subadvisory Agreement dated January 15, 2016 between New York Life Investment Management LLC and Candriam France S.A.S. – Previously filed with Post-Effective Amendment No. 88 as Exhibit (d)(17) on May 2, 2016*

18.	Subadvisory Agreement dated April 5, 2016 between New York Life Investment Management LLC and Candriam France S.A.S. – Previously filed with Post-Effective Amendment No. 88 as Exhibit (d)(18) on May 2, 2016*

e.	Underwriting Contracts

1.	Amended and Restated Distribution and Service Agreement dated May 1, 2016 (Service and Service 2) – Previously filed with Post-Effective Amendment No. 88 as Exhibit (e)(1) on May 2, 2016*

f.	Not Applicable

g.	Custodian Agreements

1.	Amended and Restated Master Custodian Agreement with State Street Bank and Trust Company dated January 1, 2011 – Previously filed with Post Effective Amendment No. 9 as Exhibit (g)(1) to MainStay Funds Trust’s Registration Statement on February 28, 2011*

a.	First Amendment dated April 29, 2011 to the Amended and Restated Master Custodian Agreement- Previously filed with Post Effective Amendment No. 56 as Exhibit (g)(1)(a) on April 29, 2011*

b.	Amendment dated October 21, 2013 – Previously filed as Exhibit (g)(1)(a) to Post-Effective Amendment No. 73 to MainStay Funds Trust’s Registration Statement on February 27, 2015.*

c.	Amendment to Custodian Agreement dated June 18, 2015 – Previously filed as Exhibit (g)(1)(b) to Post-Effective Amendment No. 85 to MainStay Funds Trust’s Registration Statement on August 28, 2015.*

d.	Amendment dated December 22, 2015 – Previously filed as Exhibit (g)(1)(c) to Post-Effective Amendment No. 89 to MainStay Funds Trust’s Registration Statement on February 26, 2016.*

e.	Amendment dated February 29, 2016 (Retirement 2060) – Previously filed as Exhibit (g)(1)(d) to Post-Effective Amendment No. 94 to MainStay Funds Trust’s Registration Statement on June 20, 2016.*

f.	Amendment dated February 29, 2016 (Appendix) – Previously filed as Exhibit (g)(1)(e) to Post-Effective Amendment No. 94 to MainStay Funds Trust’s Registration Statement on June 20, 2016.*

g.	Amendments dated May 1, 2016 (VP US Small Cap & Small Cap Core) – Previously filed with Post-Effective Amendment No. 88 as Exhibit (g)(1)(g) on May 2, 2016*

h.	Amendment dated June 16, 2016 to the Master Custodian Agreement (appendix) – Previously filed as Exhibit (g)(1)(h) to Post-Effective Amendment No. 100 to MainStay Funds Trust’s Registration Statement on September 12, 2016*

i.	Amendment dated June 17, 2016 to the Master Custodian Agreement (appendix) – Previously filed as Exhibit (g)(1)(i) to Post-Effective Amendment No. 100 to MainStay Funds Trust’s Registration Statement on September 12, 2016*

j.	Amendment dated June 30, 2016 to the Master Custodian Agreement – Previously filed as Exhibit (g)(1)(j) to Post-Effective Amendment No. 100 to MainStay Funds Trust’s Registration Statement on September 12, 2016*

2.	Amended and Restated Master Delegation Agreement with State Street Bank and Trust Company dated January 1, 2011 – Previously filed with Post Effective Amendment No. 9 as Exhibit (g)(2) to MainStay Funds Trust’s Registration Statement on February 28, 2011*

a.	First Amendment dated April 29, 2011 to the Amended and Restated Master Delegation Agreement – Previously filed with Post-Effective No. 56 as Exhibit (g)(2)(a) on April 29, 2011*

b.	Amendment dated October 21, 2013 – Previously filed as Exhibit (g)(2)(a) to Post-Effective Amendment No. to MainStay Funds Trust’s Registration Statement on February 27, 2015.*

c.	Amendment to Delegation Agreement dated June 18, 2015 – Previously filed as Exhibit (g)(2)(b) to Post-Effective Amendment No. 85 to MainStay Funds Trust’s Registration Statement on August 28, 2015.*

d.	Amendment dated February 29, 2016 (Retirement 2060) – Previously filed as Exhibit (g)(2)(c) to Post-Effective Amendment No. 94 to MainStay Funds Trust’s Registration Statement on June 20, 2016.*

e.	Amendment dated February 29, 2016 (Appendix) – Previously filed as Exhibit (g)(2)(d) to Post-Effective Amendment No. 94 to MainStay Funds Trust’s Registration Statement on June 20, 2016.*

f.	Amendments dated May 1, 2016 (VP US Small Cap & Small Cap Core) – Previously filed with Post-Effective Amendment No. 88 as Exhibit (g)(2)(f) on May 2, 2016*

g.	Amendment dated June 16, 2016 to the Master Delegation Agreement (appendix) – Previously filed as Exhibit (g)(2)(g) to Post-Effective Amendment No. 100 to MainStay Funds Trust’s Registration Statement on September 12, 2016*

h.	Amendment dated June 17, 2016 to the Master Delegation Agreement (appendix) – Previously filed as Exhibit (g)(2)(h) to Post-Effective Amendment No. 100 to MainStay Funds Trust’s Registration Statement on September 12, 2016*

i.	Amendment dated June 30, 2016 to the Master Delegation Agreement – Previously filed as Exhibit (g)(2)(i) to Post-Effective Amendment No. 100 to MainStay Funds Trust’s Registration Statement on September 12, 2016*

h.	Other Material Contracts

1.	Amended and Restated Fund Participation Agreement between and among New York Life Insurance and Annuity Corporation, MainStay VP Series Fund, Inc. and New York Life Investment Management LLC dated June 30, 2010 – Previously filed with Post-Effective Amendment No. 56 as Exhibit (h)(1) on April 29, 2011*

a.	Assignment and Amendment dated April 29, 2011 – Previously filed with Post-Effective Amendment No. 56 as Exhibit (h)(1)(a) on April 29, 2011*

b.	Addendum dated February 17, 2012 – Previously filed with Post-Effective Amendment No. 66 as Exhibit (h)(1)(b) on April 11, 2012*

c.	Amendment dated January 15, 2016 – Filed herewith

d.	Amendment dated May 1, 2016 – Filed herewith

2.	Form of Stock License Agreement relating to the use of the New York Life name and service marks - Previously filed as Exhibit (h)(2) to Post-Effective Amendment No. 28 as Exhibit (h)(2) filed on April 14, 2000*

3.	Master Administration Agreement between MainStay VP Series Fund, Inc. and New York Life Insurance and Annuity Corporation – Previously filed with Post-Effective Amendment No. 30 as Exhibit (h)(3) filed on April 13, 2001*

a.	Form of Substitution Agreement substituting NYLIM for NYLIAC – Previously filed with Post-Effective Amendment No. 30 as Exhibit (h)(3)(a) filed on April 13, 2001*

b.	Administration Agreement Supplements – Previously filed with Post-Effective Amendment No. 41 as Exhibit (4)(4) filed on April 5, 2005*

4.	Amended and Restated Expense Limitation Agreement dated May 1, 2016 – Previously filed with Post-Effective Amendment No. 88 as Exhibit (h)(4) on May 2, 2016*

5.	Notice of Contractual Fee Waiver dated May 1, 2015 (Janus and Eagle) - Previously filed with Post-Effective Amendment No. 80 as Exhibit (h)(5) on May 1, 2015*

6.	Notice of Contractual Fee Waiver dated February 29, 2016 (Large Cap Growth) – Previously filed with Post-Effective Amendment No. 88 as Exhibit (h)(6) on May 2, 2016*

7.	Amended and Restated Transfer Agency and Service Agreement with NYLIM Service Company LLC dated October 1, 2008 – Previously filed with Pre-Effective Amendment No. 2 to MainStay Funds Trust’s Registration Statement on October 30, 2009.*

a.	Amendment dated April 11, 2016 to the Amended and Restated Transfer Agency Agreement dated October 1, 2008 – Previously filed with Post-Effective Amendment No. 88 as Exhibit (h)(7)(a) on May 2, 2016*

8.	Fund Participation Agreement dated May 1, 2016 with Nationwide – Previously filed with Post-Effective Amendment No. 88 as Exhibit (h)(8) on May 2, 2016*

9.	Shareholder Services Plan for Service 2 Class adopted December 2015 – Previously filed with Post-Effective Amendment No. 88 as Exhibit (h)(9) on May 2, 2016*

10.	Appointment of Agent for Service (VP Cayman Sub) – Filed herewith

i.	Legal Opinions

1.	Legal Opinion of Dechert LLP – Not applicable

j.	Other Opinions

1.	Consent of Independent Registered Public Accounting Firm – Not applicable

k.	Not applicable

l.	Not applicable

m.	Rule 12b-1 Plan

1.	12b-1 Distribution and Service Plan for Service Class dated January 15, 2016 – Previously filed with Post-Effective Amendment No. 88 as Exhibit (m)(1) on May 2, 2016*

2.	12b-1 Distribution and Service Plan for Service 2 Class dated May 1, 2016 – Previously filed with Post-Effective Amendment No. 88 as Exhibit (m)(2) on May 2, 2016*

n.	Rule 18f-3 Plans

1.	Amended 18f-3 Plan dated May 1, 2016 – Previously filed with Post-Effective Amendment No. 88 as Exhibit (n)(1) on May 2, 2016*

o.	Reserved

p.	Codes of Ethics

1.	Code of Ethics of the Registrant dated September 2013 – Previously filed with Post-Effective Amendment No. 88 as Exhibit (p)(1) on May 2, 2016*

2.	New York Life Investment Management Holdings LLC’s Code of Ethics dated October 2015 – Previously filed with Post-Effective Amendment No. 88 as Exhibit (p)(2) on May 2, 2016*

3.	Institutional Capital LLC’s Code of Ethics dated November 2015 – Previously filed with Post-Effective Amendment No. 88 as Exhibit (p)(3) on May 2, 2016*

4.	Nuveen Investments Inc.’s (Winslow) Code of Ethics dated April 2014 – Previously filed with Post-Effective Amendment No. 88 as Exhibit (p)(4) on May 2, 2016*

5.	Epoch Investment Partners, Inc.’s Code of Ethics dated October 2015 – Previously filed with Post-Effective Amendment No. 88 as Exhibit (p)(5) on May 2, 2016*

6.	Eagle Asset Management, Inc.’s Code of Ethics dated December 2015 – Previously filed with Post-Effective Amendment No. 88 as Exhibit (p)(6) on May 2, 2016*

7.	Janus Capital Management LLC’s Code of Ethics dated February 2016 – Previously filed with Post-Effective Amendment No. 88 as Exhibit (p)(7) on May 2, 2016*

8.	MacKay Shields LLC’s Code of Ethics dated July 2014 - Previously filed with Post-Effective Amendment No. 79 as Exhibit (p)(9) on April 14, 2015*

9.	Massachusetts Financial Services Company’s Code of Ethics dated September 2014, last reviewed November 2015 – Previously filed with Post-Effective Amendment No. 88 as Exhibit (p)(9) on May 2, 2016*

10.	Pacific Investment Management Company LLC’s Code of Ethics dated July 2015 – Previously filed with Post-Effective Amendment No. 88 as Exhibit (p)(10) on May 2, 2016*

11.	T. Rowe Price Associates, Inc.’s Code of Ethics dated January 2016 – Previously filed with Post-Effective Amendment No. 88 as Exhibit (p)(11) on May 2, 2016*

12.	Van Eck Associates Corporation’s Code of Ethics dated January 2016 – Previously filed with Post-Effective Amendment No. 88 as Exhibit (p)(12) on May 2, 2016*

13.	Cornerstone Capital Management, Inc.’s Code of Ethics dated January 2011 – Previously filed with Post-Effective Amendment No. 70 as Exhibit (p)(15) filed on April 16, 2013*

14.	Candriam Belgium’s Code of Ethics dated February 2015 – Previously filed with Post-Effective Amendment No. 88 as Exhibit (p)(14) on May 2, 2016*

15.	Cushing Asset Management, L.P. Code of Ethics December 2015 – Previously filed with Post-Effective Amendment No. 88 as Exhibit (p)(15) on May 2, 2016*

16.	Candriam France Code of Ethics May 2015 – Previously filed with Post-Effective Amendment No. 88 as Exhibit (p)(16) on May 2, 2016*

Other Exhibits:

1.	Powers of Attorney – Previously filed with Post-Effective Amendment No. 55 as Exhibit “Other” filed on April 14, 2011*

2.	Powers of Attorney – Previously filed with Post-Effective Amendment No. 85 as Exhibit “Other” filed on February 12, 2016*

3.	Powers of Attorney (Blunt, Chow & Perold) – Previously filed with Post-Effective Amendment No. 86 as Exhibit “Other” filed on March 1, 2016*

* Incorporated herein by reference

Item 29.	PERSONS CONTROLLED OR UNDER COMMON CONTROL WITH REGISTRANT

Shares of MainStay VP Funds Trust (the “Registrant”) are currently offered only to separate accounts of New York Life Insurance and Annuity Corporation (“NYLIAC”), a wholly-owned subsidiary of New York Life Insurance Company (“New York Life”), for allocation to, among others, NYLIAC Variable Annuity Separate Account-I, NYLIAC Variable Annuity Separate Account-II, NYLIAC Variable Annuity Separate Account-III , NYLIAC Variable Annuity Separate Account-IV, NYLIAC MFA Separate Account I, NYLIAC MFA Separate Account II, VLI Separate Account, NYLIAC Variable Universal Life Separate Account-I, NYLIAC Variable Universal Life Separate Account-II, Corporate Sponsored Variable Universal Life Separate Account I, Private Placement Variable Universal Life Separate Account I and Private Placement Variable Universal Life Separate Account II (the “Variable Separate Accounts”). The Variable Separate Accounts are segregated asset accounts of NYLIAC. NYLIAC has provided the initial investment in the Variable Separate Accounts; and its affiliates, New York Life Investment Management LLC, MacKay Shields, LLC, Cornerstone Capital Management Holdings LLC, Cornerstone Capital Management LCC and Institutional Capital LLC, serve as investment advisers to the Portfolios.

The following chart lists entities in which New York Life Insurance Company ("NYLIC"), directly or indirectly, (1) owns more than 50% of the voting interests in, or otherwise exercises control over, the entity (each such entity, a “subsidiary”) or (2) owns between 10% and 50% of the voting securities in the entity (each such entity, an “affiliate”). Unless otherwise indicated, ownership is 100% of voting securities. Details on ownership of voting securities are noted in footnotes. Third party ownership of entities is not included. Subsidiaries of subsidiaries are indented.

This listing does not include NYLIC or subsidiary ownership in any mutual funds or separate accounts.

NYL Investors LLC (Delaware)

NYL Investors (U.K.) Limited (United Kingdom)

NYLIM Holdings NCVAD GP, LLC (Delaware)

McMorgan Northern California Value Add/Development Fund I, L.P. (Delaware) (50%)

MNCVAD-IND Greenwood CA LLC (Delaware)

MNCVAD-IND Concourse CA LLC (Delaware)

MNCVAD-IND Norris Canyon CA LLC (Delaware)

MNCVAD-CP Norris Canyon LLC (Delaware) (94%)

MNCVAD-IND Petaluma CA LLC (Delaware)

MNCVAD-OFC 2665 NORTH FIRST CA LLC (Delaware)

MNCVAD-SEAGATE 2665 NORTH FIRST LLC (Delaware) (90%)

MNCVAD-OFC Bridgepointe CA LLC (Delaware)

MNCVAD-OFC RIDDER PARK CA LLC (Delaware)

MNCVAD-GRAYMARK RIDDER (Delaware) (97.50%)

MNCVAD-OFC ONE BAY CA LLC (Delaware)

MNCVAD-HARVEST ONE BAY LLC (Delaware) (95%)

MNCVAD-IND RICHMOND CA LLC (Delaware)

NYL Real Assets LLC (Delaware)

NYL Emerging Manager LLC (Delaware)

NYL Wind Investments LLC (Delaware)

New York Life Short Term Fund1 (New York)

NYLIFE Insurance Company of Arizona (Arizona)

New York Life Insurance and Annuity Corporation (Delaware)

Ausbil IT – Ausbil Microcap Fund (Australia) (NYLIAC: 10.13%)

New York Life Enterprises LLC (Delaware)

SEAF Sichuan SME Investment Fund LLC (Delaware) (39.98%)

New York Life International Holdings Limited (Mauritius) (8%)2

NYL Cayman Holdings Ltd. (Cayman Islands)

NYL Worldwide Capital Investments LLC (Delaware)

Seguros Monterrey New York Life, S.A. de C.V. (Mexico) (99.998%)3

Administradora de Conductos SMNYL, S.A. de C.V. (Mexico) (99%)

Agencias de Distribucion SMNYL, S.A. de C.V. (”ADIS”)(Mexico) (99%)

Inmobiliaria SMNYL, SA de C.V. (Mexico) (99% ; ADIS: 1%)

Madison Capital Funding LLC (Delaware) (NYLIC: 55%; NYLIAC: 45%) (ownership transferred from NYLIMH to NYLIC)

MCF Co-Investment GP LLC (Delaware)

MCF Co-Investment GP LP (Delaware)

Madison Capital Funding Co-Investment Fund LP (Delaware)

Madison Avenue Loan Fund GP LLC (Delaware)

Madison Avenue Loan Fund LP (Delaware)

MCF Fund I LLC (Delaware)

Warwick McAlester Holdings, LLC (Delaware)

Meeco Sullivan, LLC (Delaware)

Electric Avenue, LLC (Delaware)

Ironshore Investment BL I Ltd. (Bermuda)8 (0 voting ownership)

LMF WF Portfolio II, LLC (Delaware)8 (0 voting ownership)

MCF CLO I LLC (Delaware) (2.53%)8

MCF CLO III LLC (Delaware) (2.33%)8

MCF CLO II LLC (Delaware)8 (0 voting ownership)

MCF CLO IV LLC (Delaware)8 (0 voting ownership)

Montpelier Carry Parent, LLC (Delaware)

Montpelier Carry, LLC (Delaware)

Montpelier GP, LLC (Delaware)

1 Control is by virtue of NYLIC and subsidiaries being general partners.

2 NYL Cayman Holdings Ltd. owns 92%.

3 NYL Worldwide Capital Investment LLC owns 0.002%.

Montpelier Fund, L.P. (Delaware)

MCF Mezzanine Carry I LLC (Delaware)8

MCF Mezzanine Fund I LLC (Delaware) (NYLIC: 66.66%; NYLIAC: 33.33%) (MCF is the manager)

Young America Holdings, LLC (“YAH”) (Delaware) (36.35%)8

YAC.ECOM Incorporated (Minnesota)

Young America, LLC (“YALLC”) (Minnesota)

Global Fulfillment Services, Inc. (Arizona)

SourceOne Worldwide, Inc. (Minnesota)

YA Canada Corporation (Nova Scotia,Canada)

Zenith Products Holdings, Inc. (Delaware) (16.36%)8

ZPC Holding Corp. (Delaware)

Zenith Products Corporation (Delaware)

NYLIM Jacob Ballas India Holdings IV (Mauritius)

New York Life Investment Management Holdings LLC (Delaware)

New York Life Investment Management Asia Limited (Cayman Islands)

Institutional Capital LLC (Delaware)

MacKay Shields LLC (Delaware)

MacKay Shields Core Plus Opportunities Fund GP LLC (Delaware)

MacKay Shields Core Plus / Opportunities Fund LP (Delaware)

MacKay Municipal Managers Opportunities GP LLC (Delaware)

MacKay Municipal Opportunities Master Fund, L.P. (Delaware)

MacKay Municipal Opportunities Fund, L.P. (Delaware)

MacKay Municipal Managers Credit Opportunities GP LLC (Delaware)

MacKay Municipal Credit Opportunities Master Fund, L.P. (Delaware)

MacKay Municipal Credit Opportunities Fund, L.P. (Delaware)

MacKay Municipal Short Term Opportunities Fund GP LLC (Delaware)

MacKay Municipal Short Term Opportunities Fund LP (Delaware)

Plainview Funds plc (Ireland) (50%) (MacKay Shields Employee: 50%)

Plainview Funds plc – MacKay Shields Emerging Markets Credit Portfolio (Ireland)(NYLIC: 0.00%; NYLIAC: 99.98%)

Plainview Funds plc – MacKay Shields Flexible Bond Portfolio (Ireland)(NYLIAC: 0%; NYLIC: 0%)

Plainview Funds plc – MacKay Shields Unconstrained Bond Portfolio (Ireland) (NYLIC: 21.53%; MacKay: 1.46%)

Plainview Funds plc – MacKay Shields Floating Rate High Yield Portfolio (Ireland) (NYLIC: 93.01%; MacKay 6.98%)

Plainview Funds plc – MacKay Shields Core Plus Opportunities Portfolio (Ireland) (NYL: 0%)

MacKay Shields Statutory Trust – High Yield Bond Series (Connecticut)8

MacKay Shields High Yield Active Core Fund GP LLC (Delaware)

MacKay Shields High Yield Active Core Fund LP (Delaware)

MacKay Shields Credit Strategy Fund Ltd (Cayman Islands)

MacKay Shields Defensive Bond Arbitrage Fund Ltd. (Bermuda) (14.39%)4

MacKay Shields Core Fixed Income Fund GP LLC (Delaware)

MacKay Shields Core Fixed Income Fund LP (Delaware)

MacKay Shields (International) Ltd. (UK) (“MSIL”)

MacKay Shields (Services) Ltd. (UK) (“MSSL”)

MacKay Shields UK LLP (UK) (MSIL: 99%; MSSL: 1%)

MacKay Shields General Partner (L/S) LLC (Delaware)

MacKay Shields Long/Short Fund LP (Delaware)

MacKay Shields Long/Short Fund (Master), LP (Delaware)

MacKay Shields Global Derivatives LLC (Delaware)

MacKay Municipal Managers Puerto Rico Opportunities GP LLC (Delaware)

MacKay Puerto Rico Opportunities Funds, L.P. (Delaware)

MacKay Puerto Rico Opportunities Feeder Fund, L.P. (Cayman Islands)

MacKay Municipal Managers California Opportunities GP LLC (Delaware)

MacKay Municipal Managers California Opportunities Fund, L.P. (Delaware)

Cornerstone Capital Management Holdings LLC (Delaware)

Cornerstone Capital Management, LLC (Delaware) (51%)

Cornerstone US Equity Market Neutral Fund, LLC (Delaware)

Cornerstone Capital Management Large-Cap Enhanced Index Fund GP, LLC (Delaware)

Cornerstone Capital Management Large-Cap Enhanced Index Fund, L.P. (Delaware)

4 NYLIC owns 113.36%, NYLIAC owns 0.00%, and MacKay owns 1.03% for a total ownership of 14.39%.

GoldPoint Partners LLC (Delaware)

New York Life Capital Partners, L.L.C. (Delaware)

New York Life Capital Partners, L.P. (Delaware)

New York Life Capital Partners II, L.L.C. (Delaware)

New York Life Capital Partners II, L.P. (Delaware)

New York Life Capital Partners III GenPar GP, LLC (Delaware)

New York Life Capital Partners III GenPar, L.P. (Delaware)

New York Life Capital Partners III, L.P. (Delaware)

New York Life Capital Partners III-A, L.P. (Delaware)

New York Life Capital Partners IV GenPar GP, LLC (Delaware)

New York Life Capital Partners IV GenPar, L.P. (Delaware)

New York Life Capital Partners IV, L.P. (Delaware)

New York Life Capital Partners IV-A, L.P. (Delaware)

GoldPoint Mezzanine Partners IV GenPar GP, LLC (Delaware)

GoldPoint Mezzanine Partners IV GenPar, LP (Delaware)

GoldPoint Mezzanine Partners Co-Investment Fund A, LP (Delaware)

GoldPoint Mezzanine Partners IV, LP (Delaware) (“GPPIVLP”)

GPP Mezzanine Blocker Holdco A, LP (Delaware)(“GPPMBHA”)

GPP Mezzanine Blocker Holdco Preferred A, LP (Delaware)

GPP Mezzanine Blocker A, LP (Delaware) (GPPMBHA: 7.5%; GPPIVLP: 92.5%)

GPP Mezzanine Blocker Holdco B, LP (Delaware) (“GPPMBHB”)

GPP Mezzanine Blocker B, LP (Delaware) (“GPPMBHB: 4.4%; GPPIVLP: 95.6%)

GoldPoint Mezzanine Partners Offshore IV, L.P. (Cayman Islands)

GoldPoint Partners Co-Investment V GenPar GP LLC (Delaware)

GoldPoint Partners Co-Investment V GenPar, LP (Delaware)

GoldPoint Partners Co-Investment Fund A, LP (Delaware)

GoldPoint Partners Co-Investment V, LP (Delaware)**

GoldPoint Partners Co-Investment V ECI Blocker Holdco A, LP (Delaware)

GoldPoint Partners Co-Investment V ECI Blocker A, LP (Delaware)

GoldPoint Partners Co-Investment V ECI Blocker Holdco B, LP (Delaware)

GoldPoint Partners Co-Investment V ECI Blocker B, LP (Delaware)

GoldPoint Partners Co-Investment V ECI Blocker Holdco C, LP (Delaware)

GoldPoint Partners Co-Investment V ECI Blocker C, LP (Delaware)

GoldPoint Partners Co-Investment V ECI Blocker Holdco D, LP (Delaware)

GoldPoint Partners Co-Investment V ECI Blocker D, LP (Delaware)

GoldPoint Partners Co-Investment V ECI Blocker Holdco E, LP (Delaware)

GoldPoint Partners Co-Investment V ECI Blocker E, LP (Delaware)

GoldPoint Partners Co-Investment V ECI Blocker Holdco F, LP (Delaware)

GoldPoint Partners Co-Investment V ECI Blocker F, LP (Delaware)

GoldPoint Partners Select Manager III GenPar GP, LLC (Delaware)

GoldPoint Partners Select Manager III GenPar, L.P. (Cayman Islands)

GoldPoint Partners Select Manager Fund III, L.P. (Cayman Islands)

GoldPoint Partners Select Manager Fund III AIV, L.P. (Delaware)

GoldPoint Partners Canada III GenPar Inc. (Canada)

GoldPoint Partners Select Manager Canada Fund III, L.P. (Canada)

NYLCAP 2010 Co-Invest GenPar GP, LLC (Delaware)

NYLCAP 2010 Co-Invest GenPar L.P. (Delaware)

NYLCAP 2010 Co-Invest L.P. (Delaware)

NYLCAP 2010 Co-Invest ECI Blocker Holdco A L.P. (Delaware)

NYLCAP 2010 Co-Invest ECI Blocker A L.P. (Delaware)

NYLCAP 2010 Co-Invest ECI Blocker Holdco B L.P. (Delaware)

NYLCAP 2010 Co-Invest ECI Blocker B L.P. (Delaware)

NYLCAP 2010 Co-Invest ECI Blocker Holdco E L.P. (Delaware)

NYLCAP 2010 Co-Invest ECI Blocker E L.P. (Delaware)

NYLCAP 2010 Co-Invest ECI Blocker Holdco F L.P. (Delaware)

NYLCAP 2010 Co-Invest ECI Blocker F L.P. (Delaware)

NYLCAP 2010 Co-Invest ECI Blocker Holdco G L.P. (Delaware)

NYLCAP 2010 C0-Invest ECI Blocker G L.P. (Delaware)

NYLCAP Canada GenPar Inc. (Canada)

NYLCAP Select Manager Canada Fund, LP (Canada)

NYLCAP Canada II GenPar Inc. (Canada)

NYLCAP Select Manager Canada Fund II, L.P. (Canada)

NYLIM Mezzanine GenPar GP, LLC (Delaware)

NYLIM Mezzanine GenPar, LP (Delaware)

New York Life Investment Management Mezzanine Partners, LP (Delaware)

NYLIM Mezzanine Partners Parallel Fund, LP (Delaware)

NYLIM Mezzanine Partners II GenPar GP, LLC (Delaware)

NYLIM Mezzanine Offshore Partners II, LP (Cayman Islands)

NYLIM Mezzanine Partners II GenPar, LP (Delaware)

New York Life Investment Management Mezzanine Partners II, LP (Delaware)

NYLIM Mezzanine II Luxco S.à.r.l. (Luxembourg)

NYLIM Mezzanine Partners II Parallel Fund, LP (Delaware)

NYLIM Mezzanine II Parallel Luxco S.à.r.l. (Luxembourg)

Voice Holdco Ltd. (Nova Scotia, Canada) (27%)9

Voice Holdings Ltd. (Nova Scotia, Canada)

Voice Construction Ltd. (Alberta, Canada)

Voice Construction Opco ULC (Alberta, Canada)

NYLCAP Mezzanine Partners III GenPar GP, LLC (Delaware)

NYLCAP Mezzanine Partners III GenPar, LP (Delaware)

NYLCAP Mezzanine Partners III-K, LP (Delaware)**

NYLCAP Mezzanine Partners III, LP (Delaware)**

NYLCAP Mezzanine Partners III Parallel Fund, LP (Delaware)**

NYLCAP Mezzanine Partners III 2012 Co-Invest, LP (Delaware)**

NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker Holdco A, LP (Delaware)

NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker A, LP (Delaware)

NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker Holdco B, LP (Delaware)

NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker B, LP (Delaware)

NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker Holdco C, LP (Delaware)

NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker C, LP (Delaware)

C.B. Fleet TopCo. LLC (Delaware) (17%**collectively)

NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker Holdco D, LP (Delaware)

NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker D, LP (Delaware)

NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker Holdco E, LP (Delaware)

NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker E, LP (Delaware)

NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker Holdco F, LP (Delaware)

NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker F, LP (Delaware)

NYLCAP Mezzanine Offshore Partners III, L.P. (Cayman Islands)

NYLCAP Select Manager GenPar GP, LLC (Delaware)

NYLCAP Select Manager GenPar, LP (Delaware)

NYLCAP Select Manager Fund, LP (Delaware)

NYLCAP Select Manager Cayman Fund, LP (Cayman Islands)

NYLCAP Select Manager II GenPar GP, LLC (Delaware)

NYLCAP Select Manager II GenPar, L.P. (Cayman Islands)

NYLCAP Select Manager Fund II, L.P. (Cayman Islands)**

NYLCAP India Funding LLC (Delaware)

NYLIM-JB Asset Management Co., LLC (Mauritius) (24.66%)5

New York Life Investment Management India Fund II, LLC (Mauritius)

New York Life Investment Management India Fund (FVCI) II, LLC (Mauritius)

NYLCAP India Funding III LLC (Delaware)

NYLIM-Jacob Ballas Asset Management Co. III, LLC (Mauritius) (24.66%)6

NYLIM Jacob Ballas India Fund III (Mauritius) LLC

NYLIM Jacob Ballas Capital India (FVCI) III (Mauritius) LLC

NYLIM Jacob Ballas India (FII) III (Mauritius) LLC

Evolvence Asset Management, Ltd. (Goldpoint: 24.5%)

NYLCAP Holdings (Mauritius)

5 NYLCAP Manager LLC owns 24.66% of the voting management shares. NYLCAP India Funding LLC owns 36% of non-voting carry shares.

6 NYLCAP Manager LLC owns 24.66% of the voting management shares. NYLCAP India Funding III LLC owns 31.36% of non-voting carry shares.

Jacob Ballas Capital India PVT. Ltd. (Mauritius) (23.30%)

NYLIM Service Company LLC (Delaware)

NYL Workforce GP LLC (Delaware)

New York Life Investment Management LLC (Delaware)

NYLIM-GCR Fund I, LLC (Delaware) (50%)

NYLIM Fund II GP, LLC (Delaware)

NYLIM Real Estate Mezzanine Fund II, LP (Delaware)

NYLIM-TND, LLC (Delaware)

NYLIM-DCM, LLC (Delaware)

NYLIM-MM, LLC (Delaware)

DCM-N, LLC (Delaware) (80%)

DCM Warehouse Series A, LLC (Delaware)

DCM Warehouse Series One, LLC (Delaware)

Sixteen West Savannah, LLC (Indiana)

NYLIM RE Mezzanine Fund II Investment Corporation (Delaware)

WFHG GP, LLC (Delaware) (50%)

Workforce Housing Fund I-2007 LP (Delaware)

IndexIQ Holdings Inc. (Delaware) (“IQ Holdings”)

Financial Development LLC (Delaware) (“FD LLC”) (74.37%; IQ Holdings: 25.63%)

IndexIQ Inc. (Delaware)

IndexIQ LLC (Delaware)

IndexIQ Advisors LLC (Delaware)

New York Life Investment Management Holdings International S.a.r.l. (Luxembourg)

New York Life Investment Management Holdings II International S.a.r.l. (Luxembourg)

New York Life Investment Management Global Holdings S.a.r.l.(Luxembourg) (“NYLIMGH”)

Candriam Luxco S.a.r.l. (Luxembourg) (“CANLUXS”)

Candriam Luxembourg (Luxembourg) (”CANLUX”) (NYLIMGH: 96%; 1 share held by CANLUXS)

Candriam Belgium (Belgium) (“CANBEL”) (99.99%; NYLIMGH: 0.01%)

Candriam France (France) (”CANFR”)

Candriam Dublin (Ireland)

Candriam Monétaire (CANBEL: 13.36%; CANFR: 4.47%)

Candriam Switzerland LLC (Switzerland)

BIL Prime Advanced Cash + 100 (Lux) (CANLUX: 34.60%; CANBEL: 30.87%) (“BILPAC”)

Cordius CIG (Lux) (62.96%; CANBEL: 18.52%; CANFR: 18.52%)

Candriam Bonds Convertible Opportunities (Lux) (CANLUX: 29.10%)

Candriam Alternative Return Equity Market Neutral (Lux) (21.39%)

Ausbil Investment Management Limited (Australia) (78.35%)

Ausbil Australia Pty. Ltd. (Australia)

Ausbil Asset Management Pty. Ltd. (Australia)

NYLIFE Distributors LLC (Delaware)

Private Advisors L.L.C. (Delaware) (64.25%)

PACIF Carry Parent, LLC (Delaware)

PACIF Carry, LLC (Delaware)

PACIF GP, LLC Delaware)

Private Advisors Coinvestment Fund, LP (Delaware)

PACIF II GP, LLC Delaware)

Private Advisors Coinvestment Fund II LP (Delaware)

PACIF II Carry Parent, LLC (Delaware)

PACIF II Carry, LLC (Delaware)

PACIF III GP, LLC (Delaware)

Private Advisors Coinvestment Fund III, LP (Delaware)

PACIF III Carry Parent, LLC (Delaware)

PACIF III Carry, LLC (Delaware)

PACIF IV GP, LLC (Delaware)

Private Advisors Coinvestment Fund IV, LP (Delaware)

PACIF IV Carry Parent, LLC (Delaware)

PACIF IV Carry, LLC (Delaware)

Private Advisors Distressed Opportunities Fund, L.P. (Delaware)

PA Hedged Equity Fund, L.P. (Delaware)

Private Advisors Hedged Equity Fund (QP), L.P. (Delaware)

Private Advisors Hedged Equity Master Fund (Delaware)7

Private Advisors Small Company Buyout Fund II, L.P. (Delaware)

PASCBF III GP, LLC (Delaware)

Private Advisors Small Company Buyout Fund III, LP (Delaware)

PASCBF IV GP, LLC (Delaware)

7 Private Advisors Hedged Equity Fund (QP), L.P. owns 33.61% and PA Hedged Equity Fund, L.P. owns 66.39% of the Master Fund.

Private Advisors Small Company Buyout Fund IV, LP (Delaware)

PASCBF IV Carry Parent, LLC (Delaware)

PASCBF IV Carry, LLC (Delaware)

PASCBF V GP, LLC (Delaware)

Private Advisors Small Company Buyout Fund V, LP (Delaware)

Private Advisors Small Company Buyout Fund V–ERISA Fund, LP (Delaware)

PASCBF V Carry Parent, LLC (Delaware)

PASCBF Carry, LLC (Delaware)

PASCPEF VI Carry Parent, LLC (Delaware)

PASCPEF VI Carry, LLC (Delaware)

PASCPEF VI GP, LLC (Delaware)

Private Advisors Small Company Private Equity Fund VI, LP (Delaware)

Private Advisors Small Company Private Equity Fund VI (Cayman), LP (Cayman Islands)

PASCPEF VII GP, LLC (Delaware)

Private Advisors Small Company Private Equity Fund VII, LP (Delaware)

PASCPEF VII Carry Parent, LLC (Delaware)

PASCPEF VII Carry, LLC (Delaware)

Cuyahoga Capital Partners I Management Group, LLC (Delaware)

Cuyahoga Capital Partners I, L.P. (Delaware)

Cuyahoga Capital Partners II Management Group LLC (Delaware)

Cuyahoga Capital Partners II LP (Delaware)

Cuyahoga Capital Partners III Management Group LLC (Delaware)

Cuyahoga Capital Partners III LP (Delaware)

Cuyahoga Capital Partners IV Management Group LLC (Delaware)

Cuyahoga Capital Partners IV LP (Delaware)

Cuyahoga Capital Emerging Buyout Partners Management Group LLC (Delaware)

Cuyahoga Capital Emerging Buyout Partners LP (Delaware)

PA Real Assets Carry Parent, LLC (Delaware)

PA Real Assets Carry, LLC (Delaware)

PA Emerging Manager Carry Parent, LLC (Delaware)

PA Emerging Manager Carry, LLC (Delaware)

RIC I GP, LLC (Delaware)

Richmond Coinvestment Partners I, LP (Delaware)

RIC I Carry Parent, LLC (Delaware)

RIC I Carry, LLC (Delaware)

PASF V GP, LLC (Delaware)

Private Advisors Secondary Fund V, LP (Delaware)

PASF V Carry Parent, LLC (Delaware)

PASF Carry, LLC (Delaware)

PARAF GP, LLC (Delaware)

Private Advisors Real Assets Fund, LP (Delaware)

PARAF Carry Parent, LLC (Delaware)

PARAF Carry, LLC (Delaware)

PASCCIF GP, LLC (Delaware)

Private Advisors Small Company Coinvestment Fund, LP (Delaware)

PASCCIF Carry Parent, LLC (Delaware)

PASCCIF Carry, LLC (Delaware)

Private Advisors Hedged Equity Fund, Ltd. (Cayman Islands) (0%)

Private Advisors Hedged Equity Fund (QP), Ltd. (Cayman Islands) (0%)

Private Advisors Hedged Equity Master Fund, Ltd. (Cayman Islands) (owned by two funds above)

PA Stable Value Fund, Ltd. (Cayman Islands) (0%)

Private Advisors Stable Value ERISA Fund, Ltd. (Cayman Islands) (0%)

Private Advisors Stable Value Master Fund, Ltd. (Cayman Islands) (owned by two funds above)

The Hedged Strategies Fund (QP), Ltd. (Cayman Islands) (0%)

UVF GP, LLC (Delaware)

Undiscovered Value Fund, LP (Delaware)

Undiscovered Value Fund, Ltd. (Cayman Islands)8

Undiscovered Value Master Fund SPC (Cayman Islands)

Madison Core Property Fund LLC (Delaware) (NYL Investors is Non Member Manager)8

MIREF 1500 Quail, LLC (Delaware)

MIREF Mission Heritage, LLC (Delaware)

MIREF Linpro Center, LLC (Delaware)

MIREF Mill Creek, LLC (Delaware)

MIREF Gateway, LLC (Delaware)

MIREF Delta Court, LLC (Delaware)

MIREF Fremont Distribution Center, LLC (Delaware)

1101 Taylor Road LLC (Delaware)

MIREF Century, LLC (Delaware)

MIREF York Road, LLC (Delaware)

York Road EW LLC (Delaware) (64.8%)

York Road Retail West, LLC (Delaware) (64.8%)

2001 EW LLC (Delaware)

2122 EW LLC (Delaware)

MIREF Saddle River LLC (Delaware)

Via Verde San Dimas, LLC (Delaware)

MIREF DC Corp. (Delaware)

MIREF L Street, LLC (Delaware)

1901 L Street Corp. (Delaware)

1901 L Street LLC (District of Columbia)

MIREF Newpoint Commons, LLC (Delaware)

MIREF Northsight, LLC (Delaware)

MIREF Riverside, LLC (Delaware)

MIREF Corporate Woods, LLC (Delaware)

MIREF Bedminster, LLC (Delaware)

MIREF Barton’s Creek, LLC (Delaware)

Barton’s Lodge Apartments, LLC (Delaware) (90%)

MIREF Marketpointe, LLC (Delaware)

MIREF 101 East Crossroads, LLC (Delaware)

101 East Crossroads, LLC (Delaware)

MIREF Waterview, LLC (Delaware)

MIREF Chain Bridge, LLC (Delaware)

1991 Chain Bridge Road, LLC (Delaware)

MIREF Aptakisic, LLC (Delaware)

Aptakisic Creek Corporate Park, LLC (Delaware)

MIREF Hawthorne, LLC (Delaware)

MIREF Auburn 277, LLC (Delaware)

MIREF Sumner North, LLC (Delaware)

MIREF Wellington, LLC (Delaware)

MIREF Warner Center, LLC (Delaware)

MADISON-IND Valley Business Park CA LLC (Delaware)

MADISON-MF Duluth GA LLC (Delaware)

MADISON-MF Casa Santa Fe AZ LLC (Delaware)

MADISON-MF Cabrillo AZ LLC (Delaware)

MADISON-OFC Centerstone I CA LLC (Delaware)

MADISON-OFC Centerstone III CA LLC Delaware)

MADISON-MOB Centerstone IV CA LLC (Delaware)

MADISON-OFC Canyon Commons CA LLC (Delaware)

MADISON-OFC Centerpoint Plaza CA LLC (Delaware)

MADISON-IND Logistics NC LLC (Delaware)

MCPF-LRC Logistics LLC (Delaware) (90%)

MADISON-MF Desert Mirage AZ LLC (Delaware)

MADISON-OFC One Main Place OR LLC (Delaware)

MADISON-IND Fenton MO LLC (Delaware)

MADISON-IND Hitzert Roadway MO LLC (Delaware)

MADISON-MF Hoyt OR LLC (Delaware)

MADISON-RTL Clifton Heights PA LLC (Delaware)

MADISON-IND Locust CA LLC (Delaware)

MADISON-OFC Weston Pointe FL LLC (Delaware)

MADISON-MF Henderson NV LLC (Delaware)

MCPF-SP Henderson LLC (Delaware) (90%)

MADISON-SP Henderson LLC (Delaware) (90%)

NYLIM Flatiron CLO 2004-1 Ltd. (Cayman Islands)8

NYLIM Flatiron CLO 2004-1 Equity Holdings LLC, Series A (Cayman Islands)

NYLIM Flatiron CLO 2006-1 Ltd. (Cayman Islands)

NYLIM Flatiron CLO 2006-1 Equity Holdings LLC, Series A (Cayman Islands)

Flatiron CLO 2007-1 Ltd. (Cayman Islands)

NYLIM Flatiron CLO 2007-1 Equity Holdings LLC, Series A (Cayman Islands)

Flatiron CLO 2011-1 Ltd. (Cayman Islands)

Flatiron CLO 2012-1 Ltd. (Cayman Islands)

Flatiron CLO 2013-1-Ltd. (Cayman Islands)

Flatiron CLO 2014-1-Ltd. (Cayman Islands)

Flatiron CLO 16 Ltd. (Cayman Islands) (100%)

Flatiron CLO 2015-1 Ltd. (Cayman Islands)

8 Control of each CLO/CDO and other entities is pursuant to an investment management contract with NYLIM or affiliate, not through ownership of voting interests unless, otherwise, ownership noted..

Stratford CDO 2001-1 Ltd. (Cayman Islands)

Silverado CLO 2006-II Limited (Cayman Islands)

Silverado 2006-II Equity Holdings LLC, Series A (Cayman Islands)

NYLIFE LLC (Delaware)

Eagle Strategies LLC (Delaware)

New York Life Capital Corporation (Delaware)

New York Life Trust Company (New York)

NYL Executive Benefits LLC (Delaware)

NYLIFE Securities LLC (Delaware)

NYLINK Insurance Agency Incorporated (Delaware)

NYLUK I Company (United Kingdom)

NYLUK II Company (United Kingdom)

Gresham Mortgage (United Kingdom)

W Construction Company (United Kingdom)

WUT (United Kingdom)

WIM (AIM) (United Kingdom)

Silver Spring, LLC (Delaware)

Silver Spring Associates, L.P. (Pennsylvania)

SCP 2005-C21-002 LLC (Delaware)

SCP 2005-C21-003 LLC (Delaware)

SCP 2005-C21-006 LLC (Delaware)

SCP 2005-C21-007 LLC (Delaware)

SCP 2005-C21-008 LLC (Delaware)

SCP 2005-C21-009 LLC (Delaware)

SCP 2005-C21-017 LLC (Delaware)

SCP 2005-C21-018 LLC (Delaware)

SCP 2005-C21-021 LLC (Delaware)

SCP 2005-C21-025 LLC (Delaware)

SCP 2005-C21-031 LLC (Delaware)

SCP 2005-C21-036 LLC (Delaware)

SCP 2005-C21-041 LLC (Delaware)

SCP 2005-C21-043 LLC (Delaware)

SCP 2005-C21-044 LLC (Delaware)

SCP 2005-C21-048 LLC (Delaware)

SCP 2005-C21-061 LLC (Delaware)

SCP 2005-C21-063 LLC (Delaware)

SCP 2005-C21-067 LLC (Delaware)

SCP 2005-C21-069 LLC (Delaware)

SCP 2005-C21-070 LLC (Delaware)

NYMH-Ennis GP, LLC (Delaware)

NYMH-Ennis, L.P. (Texas)

NYMH-Freeport GP, LLC (Delaware)

NYMH-Freeport, L.P. (Texas)

NYMH-Houston GP, LLC (Delaware)

NYMH-Houston, L.P. (Texas)

NYMH-Plano GP, LLC (Delaware)

NYMH-Plano, L.P. (Texas)

NYMH-San Antonio GP, LLC (Delaware)

NYMH-San Antonio, L.P. (Texas)

NYMH-Stephenville GP, LLC (Delaware)

NYMH-Stephenville, L.P. (Texas)

NYMH-Taylor GP, LLC (Delaware)

NYMH-Taylor, L.P. (Texas)

NYMH-Attleboro MA, LLC (Delaware)

NYMH-Farmingdale, NY LLC (Delaware)

NYLMDC-King of Prussia GP, LLC (Delaware)

NYLMDC-King of Prussia Realty, LP (Delaware)

NYLife Real Estate Holdings LLC (Delaware)

Huntsville NYL LLC (Delaware)

CC Acquisitions, LP (Delaware)

NYL Midwest Apartments LLC (Delaware)

REEP-IND Continental NC LLC (Delaware)

LRC-Patriot, LLC (Delaware) (93%)

REEP-LRC Industrial LLC (Delaware)

REEP-IND Forest Park NJ LLC (Delaware)

FP Building 4 LLC (Delaware)

FP Building 1-2-3 LLC (Delaware)

FP Building 17, LLC (Delaware)

FP Building 18, LLC (Delaware)

FP Building 19, LLC (Delaware)

FP Building 20, LLC (Delaware)

FP Mantua Grove LLC (Delaware)

FP Lot 1.01 LLC (Delaware)

REEP-IND NJ LLC (Delaware)

NJIND JV LLC (Delaware)

NJIND Hook Road LLC (Delaware)

NJIND Raritan Center LLC (Delaware)

NJIND Talmadge Road LLC (Delaware)

NJIND Bay Avenue LLC (Delaware)

NJIND Melrich Road LLC (Delaware)

NJIND Carter Drive LLC (Delaware)

NJIND Corbin Street LLC (Delaware)

REEP-IND Valwood TX LLC (Delaware)

REEP-MF Cumberland TN LLC (Delaware)

Cumberland Apartments, LLC (Tennessee)

REEP-MF Enclave TX LLC (Delaware)

Enclave CAF LLC (Delaware)

REEP-MF Marina Landing WA LLC (Delaware)

REEP-SP Marina Landing LLC (Delaware) (98%)

REEP-MF Mira Loma II TX LLC (Delaware)

Mira Loma II, LLC (Delaware) (50%)

REEP-MF Summitt Ridge CO LLC (Delaware)

Summitt Ridge Apartments, LLC (Delaware)

REEP-MF Woodridge IL LLC (Delaware)

REEP-OF Centerpointe VA LLC (Delaware)

Centerpointe (Fairfax) Holdings LLC (Delaware) (50%)

REEP-OFC 525 N Tryon NC LLC (Delaware)

525 Charlotte Office LLC (Delaware) (95%)

REEP-OFC 575 Lex NY LLC (Delaware)

REEP-OFC 575 Lex NY GP LLC (Delaware)

Maple REEP-OFC 575 Lex Holdings LP (Delaware) (50%)

Maple REEP-OFC 575 Lex Owner LLC (Delaware) (50%)

REEP OFC Westory DC LLC (Delaware)

REEP-RTL SASI GA LLC (Delaware)

REEP-RTL Bradford PA LLC (Delaware)

REEP-OFC Royal Centre GA LLC (Delaware)

Royal Centre, LLC (Delaware) (90%)

REEP-RTL CTC NY LLC (Delaware)

Cortlandt Town Center LLC (Delaware) (65%)

REEP-OFC 5005 LBJ Freeway TX LLC (Delaware) (97%)

5005 LBJ Tower LLC (Delaware) (97%)

2015 DIL PORTFOLIO HOLDINGS LLC (Delaware) (NYLIC: 62.307692%; NYLIAC: 37.692308%)

CT 611 W. JOHNSON AVE LLC (Delaware)

CT 550 RESEARCH PKWY LLC (Delaware)

CT 160 CORPORATE COURT LLC (Delaware)

NJ 663 E. CRESCENT AVE LLC (Delaware)

NJ 1881 ROUTE 46 LLC (Delaware)

PA 180 KOST RD LLC (Delaware)

REEP-IND 10 WEST AZ LLC (Delaware)

REEP-IND Aegean MA LLC (Delaware)

REEP-IND CHINO CA LLC (Delaware)

REEP-IND FREEDOM MA LLC (Delaware)

REEP-IND Fridley MN LLC (Minnesota)

REEP-IND Green Oaks IL LLC (Delaware)

REEP-IND Kent LLC (Delaware)

REEP-IND LYMAN MA LLC (Delaware)

REEP-IND RTG NC LLC (Delaware)

REEP-MF Chandler AZ LLC (Delaware)

REEP-MF FOUNTAIN PLACE MN LLC (Delaware)

REEP-MF Issaquah WA LLC (Delaware)

REEP-MF Mount Vernon GA LLC (Delaware)

REEP-MF Verde NC LLC (Delaware)

REEP-MF Wallingford WA LLC (Delaware)

REEP-OFC Bellevue WA LLC (Delaware)

REEP-OFC DRAKES LANDING CA LLC (Delaware)

REEP-OFC CORPORATE POINTE CA LLC (Delaware)

REEP-OFC VON KARMAN CA LLC (Delaware)

REEP-OFC WATER RIDGE NC LLC (Delaware)

REEP-OFC WATER RIDGE NC HOLDCO LLC (Delaware)

REEP-OFC ONE WATER RIDGE NC LLC (Delaware)

REEP-OFC TWO WATER RIDGE NC LLC (Delaware)

REEP-OFC FOUR WATER RIDGE NC LLC (Delaware)

REEP-OFC FIVE WATER RIDGE NC LLC (Delaware)

REEP-OFC SIX WATER RIDGE NC LLC (Delaware)

REEP-OFC SEVEN WATER RIDGE NC LLC (Delaware)

REEP-OFC EIGHT WATER RIDGE NC LLC (Delaware)

REEP-OFC NINE WATER RIDGE NC LLC (Delaware)

REEP-OFC TEN WATER RIDGE NC LLC (Delaware)

REEP-OFC ELEVEN WATER RIDGE NC LLC (Delaware)

REEP-RTL BROOKHAVEN PA LLC (Delaware)

REEP-MF FOUNTAIN PLACE MN LLC (Delaware)

PTC Acquisitions, LLC (Delaware)

Martingale Road LLC (Delaware)

New York Life Funding (Cayman Islands)9

New York Life Global Funding (Delaware)9

NYL Equipment Issuance Trust (Delaware)10

NYL Equipment Issuance Trust 2014-2 (Delaware)10

Government Energy Savings Trust 2003-A (GEST) (New York)10

UFI-NOR Federal Receivables Trust, Series 2009B (New York)10

NYLARC Holding Company Inc. (Arizona)9

New York Life Agents Reinsurance Company (Arizona)9

Samsung US Dynamic Asset Allocation Securities Feeder Investment Trust H (NYL: 49.1%)

9 Control is through a reliance relationship between NYLIC and this entity, not ownership of voting interests.

10 Control is through financial interest, not ownership of voting interests.

ITEM 30. INDEMNIFICATION

The MainStay Group of Funds, which includes MainStay Funds Trust, MainStay VP Funds Trust and The MainStay Funds, maintains a joint directors and officers/errors and omissions (“D&O/E&O”) liability insurance policy and joint independent directors liability (“IDL”) insurance policy. The D&O/E&O liability insurance policy covers all of the directors and officers of the MainStay Group of Funds and the IDL insurance policy covers the independent directors only. Subject to the terms, conditions and retentions of the policies, insured persons are covered for claims made against them while acting in their official capacities with the MainStay Group of Funds.

Article VII of the Registrant’s Declaration of Trust states as follows:

Section 3. Indemnification.

(a) For purposes of this Section 3 and Section 5 of this Article VII and any related provisions of the By-laws, “Agent” means any Person who is, was or becomes an employee or other agent of the Trust who is not a Covered Person; “Proceeding” means any threatened, pending or completed claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including appeals); and “liabilities” and “expenses” include, without limitation, attorneys’ fees, costs, judgments, amounts paid in settlement, fines, penalties and all other liabilities whatsoever.

(b) Subject to the exceptions and limitations contained in this Section, as well as any procedural requirements set forth in the By-Laws:

(i) every person who is, has been, or becomes a Trustee or officer of the Trust (hereinafter referred to as a “Covered Person”) shall be indemnified by the Trust to the fullest extent permitted by law against any and all liabilities and expenses reasonably incurred or paid by him in connection with the defense of any Proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been such a Trustee or officer, and against amounts paid or incurred by him in the settlement thereof;

(ii) every Person who is, has been, or becomes an Agent of the Trust may, upon due approval of the Trustees (including a majority of the Trustees who are not Interested Persons of the Trust), be indemnified by the Trust, to the fullest extent permitted by law, against any and all liabilities and expenses reasonably incurred or paid by him in connection with the defense of any Proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been an Agent, and against amounts paid or incurred by him in the settlement thereof;

(iii) every Person who is serving or has served at the request of the Trust as a director, officer, partner, trustee, employee, agent or fiduciary of another domestic or foreign corporation, partnership, joint venture, trust, other enterprise or employee benefit plan (“Other Position”) and who was or is a party or is threatened to be made a party to any Proceeding by reason of alleged acts or omissions while acting within the scope of his or her service in such Other Position, may, upon due approval of the Trustees (including a majority of the Trustees who are not Interested Persons of the Trust), be indemnified by the Trust, to the fullest extent permitted by law, against any and all liabilities and expenses reasonably incurred or paid by him in connection with the defense of any Proceeding in which he becomes involved as a party or otherwise by virtue of his being or having held such Other Position, and against amounts paid or incurred by him in the settlement thereof;

(c) Without limitation of the foregoing and subject to the exceptions and limitations set forth in this Section, as well as any procedural requirements set forth in the By-Laws, the Trust shall indemnify each Covered Person who was or is a party or is threatened to be made a party to any Proceedings, by reason of alleged acts or omissions within the scope of his or her service as a Covered Person, against judgments, fines, penalties, settlements and reasonable expenses (including attorneys’ fees) actually incurred by him in connection with such proceeding to the maximum extent consistent with state law and the 1940 Act.

(d) No indemnification shall be provided hereunder to any Person who shall have been adjudicated by a court or body before which the proceeding was brought (i) to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office (collectively, “Disabling Conduct”) or (ii) not to have acted in good faith in the reasonable belief that his action was in the best interest of the Trust.

(e) With respect to any Proceeding disposed of (whether by settlement, pursuant to a consent decree or otherwise) without an adjudication by the court or other body before which the Proceeding was brought, no indemnification shall be provided to a Trustee, officer, Agent or other Person unless there has been a dismissal of the Proceeding by the court or other body before which it was brought for insufficiency of evidence of any Disabling Conduct with which such Trustee, officer, Agent or other Person has been charged or a determination that such Trustee, officer, Agent or other Person did not engage in Disabling Conduct:

(i) by the court or other body before which the Proceeding was brought;

(ii)	by at least a majority of those Trustees who are neither Interested Persons of the Trust nor are parties to the Proceeding based upon a review of readily available facts (as opposed to a full trial-type inquiry); or

(iii)	by written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry).

(f) The Trust’s financial obligations arising from the indemnification provided herein or in the By-Laws (i) may be insured by policies maintained by the Trust; (ii) shall be severable; (iii) shall not be exclusive of or affect any other rights to which any Person may now or hereafter be entitled; and (iv) shall continue as to a Person who has ceased to be subject to indemnification as provided in this Section as to acts or omissions that occurred while the Person was indemnified as provided herein and shall inure to the benefit of the heirs, executors and administrators of such Person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel, other than Covered Persons, may be entitled, and other persons may be entitled by contract or otherwise under law.

(g) Expenses of a Person entitled to indemnification hereunder in connection with the defense of any Proceeding of the character described in paragraphs (a) and (b) above may be advanced by the Trust or Series from time to time prior to final disposition thereof upon receipt of an undertaking by or on behalf of such Person that such amount will be paid over by him to the Trust or Series if it is ultimately determined that he is not entitled to indemnification under this Section 3; provided, however, that either (i) such Person shall have provided appropriate security for such undertaking, (ii) the Trust is insured against losses arising out of any such advance payments, or (iii) either a majority of the Trustees who are neither Interested Persons of the Trust nor parties to the matter, or independent legal counsel in a written opinion, shall have determined, based upon a review of readily available facts (as opposed to a trial-type inquiry or full investigation), that there is reason to believe that such Person will be found entitled to indemnification under Section 3.

Section 5. Insurance.

The Trustees shall be entitled and empowered to the fullest extent permitted by law to purchase with Trust assets insurance for liability and for all expenses reasonably incurred or paid or expected to be paid by a Person entitled to indemnification from the Trust in connection with any proceeding in which he or she may become involved by virtue of his or her capacity or former capacity entitling him or her to indemnification hereunder.

Item 31. BUSINESS OR OTHER CONNECTIONS OF INVESTMENT ADVISOR

New York Life Investment Management LLC (“New York Life Investments”) acts as the investment adviser for each series of the following open-end registered management investment companies: MainStay Funds Trust, MainStay VP Funds Trust and The MainStay Funds.

The list of officers and directors of New York Life Investments, together with information as to their other business, profession, vocation or employment of a substantial nature during the past two years, is incorporated by reference to Schedules A and D of Form ADV filed by New York Life Investments (SEC File No: 801-57396).

Candriam Belgium File No. 801-80508	Janus Capital Management LLC File No. 801-13991

Candriam France File No. 801-80509	MacKay Shields LLC File No. 801-5594

Cornerstone Capital Management Holdings LLC File No. 801-69663	Massachusetts Financial Services Company File No. 801-17352

Cushing Asset Management, LP File No. 801-63255	NYL Investors LLC File No. 801-78759

Eagle Asset Management, Inc. File No. 801-21343	Pacific Investment Management Company, LLC File No. 801-48187

Epoch Investment Partners, Inc. File No. 801-63118	T. Rowe Price Associates, Inc. File No. 801-856

Institutional Capital LLC File No. 801-40779	Van Eck Associates Corporation File No. 801-21340

Winslow Capital Management LLC File No. 801-41316

Item 32. PRINCIPAL UNDERWRITERS

a. Inapplicable

b. Inapplicable

c. Inapplicable

Item 33. LOCATION OF ACCOUNTS AND RECORDS

Certain accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the Rules promulgated thereunder are maintained at the offices of New York Life Insurance Company, 51 Madison Avenue, New York, NY 10010, the Registrant, the Manager, the Subadvisors and NYLIFE Distributors LLC. The Registrant, the Manager and NYLIFE Distributors LLC’s address is 30 Hudson Street, Jersey City, New Jersey 07302. The Subadvisors addresses are: Candriam Belgium, Avenue des Arts 58, 1000 Bruxelles, Belgium; Candriam France S.A.S., 40, rue Washington, F-75008, Paris France; Cornerstone Capital Management Holdings LLC, 1180 Avenue of the Americas, New York, NY 10036; Cushing Asset Management, LP, 8117 Preston Road, Suite 440, Dallas, TX 75225; Eagle Asset Management, Inc., 880 Carillon Parkway, St. Petersburg, FL 33716; Epoch Investment Partners, Inc., 399 Park Avenue, New York, NY 10022; Institutional Capital LLC, 353 North Clark Street, Suite 3500, Chicago, IL 60654; Janus Capital Management LLC, 151 Detroit Street, Denver, CO 80206-4805; MacKay Shields LLC, 1345 Avenue of the Americas, New York, NY 10105; Massachusetts Financial Services Company, 111 Huntington Avenue, Boston, MA 02199; NYL Investors LLC, 51 Madison Avenue, New York, NY 10010; Pacific Investment Management Company LLC, 840 Newport Center Drive, Newport Beach, CA 92660; T. Rowe Price Associates, Inc., 100 East Pratt Street, Baltimore, MD 21202; Van Eck Associates Corporation, 666 Third Avenue, 9th Floor, New York, NY 10017; and Winslow Capital Management LLC, 4720 IDS Tower, 80 South Eighth Street, Minneapolis, MN 55402.

Records relating to the Registrant’s custodian are maintained by State Street Bank and Trust Company, One Lincoln Street, Boston, MA 02111-2900.

Records relating to the Transfer Agent of the MainStay VP Convertible Portfolio – Service 2 Class shares are maintained by Boston Financial Data Services, 2000 Crown Colony Drive, Quincy, MA 02169.

Item 34. MANAGEMENT SERVICES

Inapplicable.

Item 35. UNDERTAKINGS

None.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it has duly caused this Post-Effective Amendment No. 89 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jersey City in the State of New Jersey, on the 12th day of September, 2016.

MAINSTAY VP FUNDS TRUST

By:	/s/ Stephen P. Fisher
Stephen P. Fisher
President and Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 89 to the Registration Statement has been signed below by the following persons in the capacities indicated on September 12, 2016.

SIGNATURE	TITLE

/s/ Stephen P. Fisher	President and Principal Executive Officer
Stephen P. Fisher

/s/ Christopher O. Blunt*	Trustee
Christopher O. Blunt

/s/ David H. Chow*	Trustee
David H. Chow

/s/ Susan B. Kerley*	Trustee
Susan B. Kerley

/s/ Alan R. Latshaw*	Trustee
Alan R. Latshaw

/s/ Peter Meenan*	Trustee and Chairman of the Board
Peter Meenan

/s/ Richard H. Nolan, Jr.*	Trustee
Richard H. Nolan, Jr.

/s/ Jacques P. Perold*	Trustee
Jacques P. Perold

/s/ Richard S. Trutanic*	Trustee
Richard S. Trutanic

/s/ John A. Weisser*	Trustee
John A. Weisser

/s/ Jack R. Benintende	Treasurer and Principal Financial
Jack R. Benintende	and Accounting Officer

By: /s/ J. Kevin Gao
J. Kevin Gao
As Attorney-in-Fact

* Pursuant to Powers of Attorney previously filed.

EXHIBIT INDEX

Exhibit

a 1	Amended and Restated Declaration of Trust, dated as of August 19, 2016

d 4 d	Amendment dated May 1, 2013 to the MacKay Shields Subadvisory Agreement

d 4 e	Amendment dated May 1, 2015 to the MacKay Shields Subadvisory Agreement

d 5 g	Amendment dated May 1, 2016 to the Cornerstone Holdings Subadvisory Agreement

d5 h	Interim Subadvisory Agreement dated July 29, 2016 between NYLIM and Cornerstone Holdings

d 15	Subadvisory Agreement dated May 1, 2015 between NYLIM and Cushing

d 16 a	Amendment dated May 1, 2015 to the NVL Investors Subadvisory Agreement

h 1 c	Amendment dated January 15, 2016 to the Amended and Restated Participation Agreement

h 1 d	Amendment dated May 1, 2016 to the Amended and Restated Participation Agreement

h 10	Appointment of Agent for Service of Process (VP Cayman Sub)